Edward S. Knight Executive Vice President, General Counsel and Chief Regulatory Officer 805 King Farm Blvd, Suite 100 Rockville, MD 20850 / USA (301) 978-8480 Edward.Knight@nasdaq.com Nasdaq.com

May 6, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sir or Madam:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The NASDAQ OMX Group, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the U.S. Securities and Exchange Commission on May 6, 2015.

Sincerely,

The NASDAQ OMX Group, Inc.

By:	/s/ Edward S. Knight
Edward S. Knight
Executive Vice President, General Counsel and Chief Regulatory Officer